Interbrew

THE WORLD'S LOCAL BREWER

03 JUL 22 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

03024728

Leuven, 17 July 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

dlw 7/22

PRESS RELEASE

Interbrew surprised as decision by Slovene Competition Protection Office allows concentration between Union and Lasko

Brussels, 17 July 2003

Under the decision made by Slovenia's Competition Protection Office (CPO), Pivovarna Union's largest shareholder, its competitor Pivovarna Lasko, is allowed to use its 48% shareholding in Union (Interbrew owns 42% of Union shares). The decision fails to take into account the connections between Lasko and other Union shareholders, which own a further 8% of Union shares and are connected to Lasko. Also, CPO decision provides that, should concentration be proven in the future, the then applicable remedies would allow Lasko to retain full ownership and control of over 90% of Slovenia's brewing capacities and brewer-owned distribution and commercial assets.

Interbrew, The World's Local Brewer©, notes that CPO has not fully investigated the links bewteen Lasko and its broker Cogito and food processor Perutnina Ptuj, in which Lasko is a large shareholder. The combined shareholding of Lasko, Cogito and Perutnina Ptuj amounts to 56% of Union's shares. Therefore, such a link will continue to provide Lasko with all means to exercise de facto control over Union. CPO's decision, as it currently stands, allows such control to also become legally valid.

Therefore, CPO's decision leaves the future of Pivovarna Union unclear and uncertain. This decision is a threat towards the very existence of Pivovarna Union as an independent leading Slovene company, and towards the job security of its workers. Furthermore, CPO decision constitutes a precedent that contradicts Slovenia's and the European Union's policy of securing competitive market environments across all industries, and which is key to ensure long term benefits to Slovene consumers.

Throughout the process of acquiring Pivovarna Union, Interbrew has always acted transparently and in compliance with the relevant Slovene legislation. Interbrew will further study the full implications of the 60 page long CPO decision and will take all necessary steps to protect its investment in Pivovarna Union. Interbrew continues to believe that it can play a leading role in the Slovene beverage industry, and will seek to find solutions with all parties involved to that end.

Interbrew

THE WORLD'S LOCAL BREWER©

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com